Mercedes-Benz Auto Lease Trust 2015-B
Investor Report
Collection Period Ended   30-Jun-2017

Amounts in USD

Dates

Collection Period No.	21	
Collection Period (from... to)	1-Jun-2017	30-Jun-2017
Determination Date	13-Jul-2017	
Record Date	14-Jul-2017	
Payment Date	17-Jul-2017	
Interest Period of the Class A-1, A-2b Notes (from... to)	15-Jun-2017	17-Jul-2017	Actual/360 Days	32
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to)	15-Jun-2017	15-Jul-2017	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	272,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	272,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	272,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	295,000,000.00	233,850,067.65	188,082,312.83	45,767,754.82	155.144932	0.637567
Class A-4 Notes	150,360,000.00	150,360,000.00	150,360,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,262,360,000.00**	**384,210,067.65**	**338,442,312.83**	**45,767,754.82**		

Overcollateralization	247,645,517.86	249,150,910.45	249,150,910.45	
Total Securitization Value	**1,510,005,517.86**	**633,360,978.10**	**587,593,223.28**	
present value of lease payments	532,944,438.27	95,191,146.51	80,938,307.69	
present value of Base Residual Value	977,061,079.59	538,169,831.59	506,654,915.59	

	Amount	Percentage
Initial Overcollateralization Amount	247,645,517.86	16.40%
Target Overcollateralization Amount (until Class A-2 Notes are paid in full)	264,250,965.63	17.50%
Target Overcollateralization Amount (after Class A-2 Notes are paid in full)	249,150,910.45	16.50%
Current Overcollateralization Amount	249,150,910.45	16.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.430000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	1.000000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	1.513890%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.340000%	261,132.58	0.885195	46,028,887.40	156.030127
Class A-4 Notes	1.530000%	191,709.00	1.275000	191,709.00	1.275000
Total		**452,841.58**		**$46,220,596.40**	

Amounts in USD

Available Funds		Distributions	
Lease Payments Received	11,816,163.85	(1) Total Servicing Fee	527,800.82
Net Sales Proceeds-early terminations (including Defaulted Leases)	24,300,894.02	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	14,934,333.39	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	94,548.67	(3) Interest Distributable Amount Class A Notes	452,841.58
Excess mileage included in Net Sales Proceeds	306,992.47	(4) Priority Principal Distribution Amount	0.00
Subtotal	51,051,391.26	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	45,767,754.82
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	18,442.32	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	51,069,833.58	(9) Excess Collections to Certificateholders	4,321,436.36
Reserve Account Draw Amount	0.00	**Total Distribution**	**51,069,833.58**
Total Available Funds	**51,069,833.58**		

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	527,800.82	527,800.82	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	452,841.58	452,841.58	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	261,132.58	261,132.58	0.00
thereof on Class A-4 Notes	191,709.00	191,709.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	452,841.58	452,841.58	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	45,767,754.82	45,767,754.82	0.00
Principal Distribution Amount	45,767,754.82	45,767,754.82	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,775,013.79
Reserve Fund Amount - Beginning Balance	3,775,013.79
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	1,365.41
minus Net Investment Earnings	1,365.41
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,775,013.79
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	1,365.41
Net Investment Earnings on the Exchange Note	
Collection Account	17,076.91
Investment Earnings for the Collection Period	18,442.32

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,510,005,517.86	35,751
Securitization Value beginning of Collection Period	633,360,978.10	18,390
Principal portion of lease payments	9,993,714.83	
Terminations- Early	21,221,033.93	
Terminations- Scheduled	12,390,117.65	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,162,888.41	
Securitization Value end of Collection Period	587,593,223.28	17,296

Pool Factor	38.91%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.79%	6.78%
Weighted Average Remaining Term (months)	23.96	7.92
Weighted Average Seasoning (months)	11.46	29.16
Aggregate Base Residual Value	1,109,844,215.49	528,839,027.97
Cumulative Turn-in Ratio		93.14%
Proportion of base prepayment assumption realized life to date		65.18%
Actual lifetime prepayment speed		0.61%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	585,392,893.90	17,236	99.63%
31-60 Days Delinquent	1,364,358.69	38	0.23%
61-90 Days Delinquent	646,080.63	18	0.11%
91-120 Days Delinquent	189,890.06	4	0.03%
Total	587,593,223.28	17,296	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	648,886.11	22	17,607,481.33	493
Liquidation Proceeds	374,365.55		13,447,554.85	
Recoveries	60,383.62		2,940,069.57	
Principal Net Credit Loss / (Gain)	214,136.94		1,219,856.91	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.421%
Prior Collection Period	(0.141%)
Second Prior Collection Period	0.484 %
Third Prior Collection Period	(0.512%)
Four Month Average	0.063%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value	0.081%
Average Net Credit Loss / (Gain)	2,474.35

Residual Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	35,125,153.88	1,072	584,404,152.23	17,960
Sales Proceeds and Other Payments Received	37,084,609.67		573,913,529.01	
Residual Loss / (Gain)	(1,959,455.79)		10,490,623.22	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(3.852)%
Prior Collection Period	(3.192%)
Second Prior Collection Period	(0.359%)
Third Prior Collection Period	0.570 %
Four Month Average	(1.708)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value	0.695%
Average Residual Loss / (Gain)	584.11